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SEC
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MAR 02 2015
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SEC FILE NUMBER
8- 67585

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TWG Securities, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer **(312) 356-2380**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **TWG Securities, Inc.**, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
TERRY T TANABE
Notary Public - State of Illinois
My Commission Expires Jan 3, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2014

Contents

TWG Securities, Inc.

TWG Securities Inc. Exemption Report

TWG Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SEC
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Section
MAR 02 2015
Washington DC
404

TWG Securities, Inc.

I, ____________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By: Donald M. Spitzer
Title: Principal
February 18, 2015

Financial Statements and Supplementary Information

TWG Securities, Inc.
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2015

Ernst + Young LLP

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	223,411
Prepaid fee		31,389
Income tax receivable		10,922
Total assets	$	265,722
Liabilities and stockholders' equity		
Liabilities:		
Deferred tax liability	$	4,904
Accounts payable		5,232
Accrued liabilities		36,650
Accrued liabilities - affiliates		5,324
Total liabilities		52,110
Stockholders' equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and 100 shares outstanding		1
Additional paid-in capital		3,399
Retained earnings		210,212
Total stockholders' equity		213,612
Total liabilities and stockholders' equity	$	265,722

See accompanying notes.

TWG Securities, Inc.

Statement of Operations

Year Ended December 31, 2014

Revenues	
Consulting fees	$ 150,000
Total revenues	150,000
Expenses	
Rent	48,440
Licensing and registration	26,995
Audit fee	35,000
Salaries	17,280
General and administrative	15,469
Legal fees	9,896
Total expenses	153,079
Loss before income tax benefit	(3,079)
Income tax benefit	(1,073)
Net loss	$ (2,006)

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2014	$ 1	$ 3,399	$ 212,218	$ 215,618
Net loss	–	–	(2,006)	(2,006)
Balance at December 31, 2014	$ 1	$ 3,399	$ 210,212	$ 213,612

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities		
Net loss	$	(2,006)
Adjustments to reconcile net loss to net cash provided by operations:		
Changes in operating assets and liabilities:		
Prepaid fee		987
Deferred tax benefit		(1,073)
Other liabilities		21,459
Net cash provided by operating activities		19,368
Net increase in cash and cash equivalents		19,368
Cash and cash equivalents at beginning of year		204,043
Cash and cash equivalents at end of year	$	223,411

See accompanying notes.

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. At December 31, 2014, the Company was jointly owned by Donald M. Spitzer (50%) and Kevin P. Diamond (50%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2014, the Company conducted 69 securities transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings are recognized in the period services are performed. All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

3. Income Taxes

The Company files a federal and Illinois state tax return.

The income tax benefit consists of the following for the year ended December 31, 2014:

Federal	$ -
State	-
Federal and state - deferred	(1,073)
Total income tax benefit	$ ($1,073)

A reconciliation of the income tax benefit based on the U.S. statutory corporate tax rate to the benefit reported for the year ended December 31, 2014, is as follows:

Statutory tax rate	15.00%
State income taxes, net of federal benefit	19.84%
Effective tax rate	34.84%

The Company paid $0 for federal and state income taxes during 2014.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2014. Any such amount would be recorded by the Company in its provision for income taxes.

The Company recognized a deferred tax liability of $4,904 at December 31, 2014. The amount is primarily attributable to timing differences as a result of prepaid expenses.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2014, the Company had net capital of $176,205, which was $171,205 in excess of its required net capital of $5,000. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 26.79%.

4. Net Capital Requirements (continued)

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are both full-time employees of TWG. Employees of TWG provide various management and administrative functions for the Company. On a monthly basis, TWG estimates the fair value of the time and expenses incurred related to management and administrative functions performed by TWG employees and allocates those expenses to the Company. During the year ended December 31, 2014, the Company was allocated $17,280 for these expenses.

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2014, the Company received $150,000 in consulting fees under this agreement.

TWG employees provided additional professional services to the Company during 2014 that were considered to be outside of the scope of the existing agreement for the allocation of TWG employee and other expenses. These services have been valued at $5,325 and will be settled with TWG in 2015. These services are included in general and administrative expenses on the statement of operations.

Under the terms of an agreement, the Company pays TWG a monthly fee to cover expenses related to rent for the operations and to cover the other related supplies. Total expense, related to the rent and other supplies provided for the year, was $48,440. The Company records the expense pro rata over the term of the agreement. At December 31, 2014, minimum annual rental commitments payable to TWG was $24,811 for 2015.

6. Fidelity Bond

The Company maintains a $100,000 fidelity bond.

7. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 27, 2015. There were no items identified in the period subsequent to the financial statement date that required adjustment or disclosure.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2014

Computation of net capital:	
Stockholders' equity and total capital	$ 213,612
Add:	
Deferred tax liability	4,904
Less nonallowable assets:	
Prepaid fee	31,389
Income tax receivable	10,922
Net capital	176,205
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 171,205
Aggregate indebtedness:	
Audit fee	35,000
TWG professional services	5,324
Legal fees	5,232
FINRA income assessment fee	1,650
Total aggregate indebtedness	$ 47,206
Percentage of aggregate indebtedness to net capital	26.79%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2014 submitted on January 27, 2015.

TWG Securities, Inc.

Schedule II - Computation for
Determination of Reserve Requirements per SEC Rule 17a5(d)

December 31, 2014

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

TWG Securities, Inc.

Schedule III - Information Relating to
Possession or Control of Securities per SEC Rule 17a-5(d)

December 31, 2014

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying TWG Securities Inc. Exemption Report, in which TWG Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year ended 31 December 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2015

Ernst + Young LLP

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying TWG Securities Inc. Exemption Report, in which TWG Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year ended 31 December 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2015

Ernst + Young LLP